
03025158

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. SECTION
181

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

COMMISSION FILE NO. 1-4825

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO

WEYERHAEUSER COMPANY

A Washington Corporation

Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibits

Item 4: Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Company Hourly 401(k) Plan – Number Two statements of net assets available for benefits as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 2002 together with report of Independent Auditors.

Exhibits: Consent of Independent Auditors

Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Hourly 401(k) Plan – Number Two have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO

By: 
R. A. Dowdy
Member
Retirement Committee

June 26, 2003
Date



801 Second Avenue
Suite 900
Seattle, WA 98104

Independent Auditors' Consent

The Board of Directors
Weyerhaeuser Company:

We consent to the incorporation by reference in the registration statement (No. 333-86114) on Form S-8 of Weyerhaeuser Company of our report dated June 26, 2003, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company Hourly 401(k) Plan – Number Two as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 2002, which report appears in the December 31, 2002 annual report on Form 11-K of the Weyerhaeuser Company Hourly 401(k) Plan – Number Two.

KPMG LLP

Seattle, Washington
June 26, 2003



EXHIBIT (99.2)
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for Weyerhaeuser Company Hourly 401(k) Plan – Number Two (the "Plan") on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven J. Hillyard, Vice President and Chief Accounting Officer of Weyerhaeuser Company, in my capacity as the financial officer who oversaw preparation of the Report, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan with fund information.



Steven J. Hillyard
Vice President and Chief Accounting Officer
Weyerhaeuser Company

Date: June 26, 2003

EXHIBIT (99.1)
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for Weyerhaeuser Company Hourly 401(k) Plan – Number Two (the "Plan") on Form 11-K for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard J. Taggart, in my capacity as Chairman of the Weyerhaeuser Company Retirement Committee, which administers the Plan, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan with fund information.



Richard J. Taggart
Chairman
Weyerhaeuser Company Retirement Committee

Date: June 26, 2003

WEYERHAEUSER COMPANY

HOURLY 401(k) PLAN - NUMBER TWO

Financial Statements
As of December 31, 2002 and 2001
Together with Independent Auditors' Report



801 Second Avenue
Suite 900
Seattle, WA 98104

WEYERHAEUSER COMPANY HOURLY 401(k) PLAN - NUMBER TWO

Independent Auditors' Report

To the Retirement Committee,
Weyerhaeuser Company:

We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company Hourly 401(k) Plan – Number Two as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Seattle, Washington,
June 26, 2003



WEYERHAEUSER COMPANY HOURLY 401(k) PLAN - NUMBER TWO

Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

Dollar amounts in thousands

ASSETS	**2002**	**2001**
Plan Interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust		
Participant Directed Investments at Fair Value:		
Shares of Registered Investment Company Funds		
Vanguard 500 Index Fund	$ 11,342	$ 13,181
Vanguard Extended Market Index Fund	1,426	1,566
Vanguard Total International Stock Index Fund	234	254
Vanguard Wellesley Income Fund	1,723	1,729
Vanguard Prime Money Market Fund	184	-
Vanguard Total Bond Fund	225	-
Non-participant Directed Investment in Weyerhaeuser Company Common Stock Fund at Fair Value	8,935	9,767
Participant Directed Investments at Contract Value:		
Weyerhaeuser Stable Value Fund	9,838	9,678
Total Investments	33,907	36,175
Receivables:		
Participant Contributions	-	74
Employer Contributions	-	21
Total Receivables	-	95
Net Assets Available for Benefits	$ 33,907	$ 36,270

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY HOURLY 401(k) PLAN - NUMBER TWO

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002 with Fund Information

Dollar amounts in thousands

	Weyerhaeuser Company Common Stock Fund (Non-participant Directed)	All Other Investments (Participant Directed)	Total
ADDITIONS			
Contributions:			
Employer	$ 808	$ -	$ 808
Participant	419	2,602	3,021
Total Additions	1,227	2,602	3,829
DEDUCTIONS			
Net Investment Loss from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust	169	3,054	3,223
Benefits Paid to Participants	820	2,015	2,835
Total Deductions	989	5,069	6,058
Net Increase (Decrease) Prior to Interfund Transfers and Plan Transfers	238	(2,467)	(2,229)
Interfund Transfers, net	(1,038)	1,038	-
Plan Transfers, net	(65)	(69)	(134)
Net Decrease	(865)	(1,498)	(2,363)
Net Assets Available for Benefits:			
Beginning of Year	9,800	26,470	36,270
End of Year	$ 8,935	$ 24,972	$ 33,907

See accompanying notes to financial statement.

WEYERHAEUSER COMPANY HOURLY 401(k) PLAN - NUMBER TWO

Notes to Financial Statements
December 31, 2002

A. Description of the Plan

The following description of the Weyerhaeuser Company Hourly 401(k) Plan - Number Two (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General The Plan is a defined contribution plan and was established November 3, 1988. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Any hourly employee of the New Bern, North Carolina pulp plant whose employment is covered by the labor agreement with the PACE Local 1167; certain Northwest Hardwoods groups; and Weyerhaeuser Company's (the Company's) Barnesville, Georgia facility is eligible to participate in the Plan on a voluntary basis.

Vanguard Fiduciary Trust Company (VFTC) acts as the trustee, recordkeeper and investment manager for the Plan. Therefore, the Vanguard investment transactions qualify as party-in-interest transactions.

Effective January 1, 2002, the portion of the Plan invested in the Weyerhaeuser Company Common Stock Fund was converted to an Employee Stock Ownership Plan. Participants may elect to have any dividends due them reinvested in Weyerhaeuser Stock or paid in cash.

Contributions The Plan includes a qualified cash or deferred arrangement as described in Section 401(k) of the Internal Revenue Code (IRC) that allows participants to designate any whole percent of their wages to be contributed to the Plan, subject to certain limitations imposed under the IRC. Prior to January 1, 2002, participants were allowed to designate at least 1 percent, but not more than 18 percent, of their wages to be contributed to the Plan by the Company, subject to certain limitations imposed under the IRC.

Participant contributions may be suspended under certain circumstances, at the participant's request or upon a hardship withdrawal.

The Plan provides for a matching contribution to be made by the Company. The Company selects the level of matching based on competitive trends in the industry, profitability, total compensation, expected payback in terms of improved productivity and employee relations and employee interest. The four possible Company matching levels are as follows:

(1) No matching.
(2) The first 5 percent designated by each participant as the participant's contribution is matched by the Company at a rate of 30 percent.
(3) The first 5 percent designated by each participant as the participant's contribution is matched by the Company at a rate of 50 percent.
(4) The first 7 percent designated by each participant as the participant's contribution is matched by the Company at a rate of 70 percent.

Matching levels may vary for specific employee groups participating in the Plan. For information regarding the level of Company matching contributions for a specific group, see the summary plan description. All employer contributions shall be invested in the Company stock fund. Participants may transfer employer matching contributions upon reaching age 45 and full vesting of their accounts.

The participant and employer matching contributions are paid biweekly to the trustee.

Participant Accounts Individual accounts are maintained for each of the Plan's participants to reflect the participants' share of the Plan's income, participant contributions and employer matching contributions. Allocations of income are based on units assigned to participants.

Vesting The interest of a participant in the employer contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) retirement at normal or early retirement age under the employer's retirement plan, (2) attaining age 65, (3) death or total and permanent disability while in the employer's employ, (4) termination of service due to a plant closure or (5) upon termination of the Plan. The Plan also provides 100 percent vesting for all involuntary terminations except for violations of certain company employee conduct standards as set forth in the Plan.

Effective January 1, 2002, all employees hired on or before January 1, 2002, who were eligible to participate in the Plan became 100 percent vested in their accounts. Employees hired after January 1, 2002 vest in the employer contributions and earnings thereon after six years of vesting service according to the following schedule.

Years of Vesting Service	Percent Vested
Less than two years of Service	0%
Two years of Service	20%
Three years of Service	40%
Four years of Service	60%
Five years of Service	80%
Six or more years of Service	100%

Prior to January 1, 2002, the interest of a participant in the employer contributions and earnings thereon became 10 percent vested after two years of vesting service and vested an additional 10 percent after the third year. Thereafter, vesting continued at an additional 20 percent per year until the participant was 100 percent vested after seven years of vesting service.

If a participant is not fully vested in his/her employer contributions upon separation from service and does not return to active employment with the Company within five years, the participant forfeits his/her employer contributions to the extent they are not vested. Forfeited employer contributions are used to reduce future Company contributions. Unallocated forfeitures and the amount of forfeitures used to reduce employer matching contributions are not material to the financial statements.

Investment Options Participants are allowed to change their investment options 26 times per year. Participants have the option to invest up to 100 percent of their contributions, in 1 percent increments, in any of the eight investment options listed below:

Weyerhaeuser Company Common Stock Fund
Vanguard 500 Index Fund
Vanguard Extended Market Index Fund
Vanguard Total International Stock Index Fund
Vanguard Wellesley Income Fund
Weyerhaeuser Stable Value Fund

Vanguard Prime Money Market Fund (effective January 1, 2002)
Vanguard Total Bond Fund (effective January 1, 2002)

The information related to the Weyerhaeuser Company Common Stock Fund included in the statements of net assets available for benefits and statement of changes in net assets available for benefits includes both participant directed and non-participant directed investments. These amounts cannot be separately determined. As allowed under Statement of Position 99-3, the entire investment is deemed to be non-participant directed for purposes of this disclosure.

Reallocation of Funds Effective January 1, 2002, participants are allowed to reallocate their accounts on a daily basis. Prior to January 1, 2002, participants were allowed to reallocate funds twice each month effective any working day of the month. Participants have the option to reallocate balances among any of the eight investment options.

Valuation Frequency Account balances are valued on a daily basis.

Payment of Benefits If a participant has not terminated employment, participant contributions may be withdrawn only after age 59-1/2 or upon financial hardship. Employer matching contributions may be withdrawn either two full calendar years after the year of the contribution or after five years of service, to the extent vested.

Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at less than $5,000 must take a distribution of their entire interest in the Plan at the time of termination. The non-vested portions of the participants' accounts are forfeited upon distribution of the account or after a five-year period of severance, whichever is earlier.

Expenses of the Plan The employer pays all costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets.

B. Summary of Accounting Policies

Basis of Accounting The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Participation in the Master Trust and Unit Accounting All of the Plan's investments are held in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust (the Master Trust), which was established to hold the investments of the Plan and other Weyerhaeuser Company 401(k) and Performance Share plans. The Master Trust and the Plan use unit accounting.

Investment Valuation and Interest in the Master Trust at Fair Value The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. The interest in the Master Trust is reported at fair value based on quoted market prices of each fund, except for the Weyerhaeuser Stable Value Fund, which is reported at contract value, as all contracts within the fund are considered benefit responsive. The Weyerhaeuser Company Common Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Income Recognition and Net Investment Income from the Master Trust Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net (depreciation) appreciation in fair value of investments. Total investment (loss) income of the Master Trust as presented in Note G is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan and plan specific participant loans.

Investment Risk The Master Trust assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits Benefits are recorded when paid.

C. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

D. Tax Status

A ruling has been obtained from the Internal Revenue Service stating that the Plan as amended effective November 1, 2001 qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

E. Plan Transfers

Plan transfers represent the net amount of participant account balances transferred during the year from the Plan to other plans within the Master Trust as a result of the participants' changing employment within the Company and the related changes in their eligibility status.

F. Guaranteed Investment Contracts

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs) (the Contracts) are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The synthetic GICs are investments that simulate the performance of a traditional GIC through the use of bonds, Vanguard fixed income common commingled trust funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cashflow protection at stated interest rates. The value of the synthetic GICs held in the Master Trust is comprised of the wrappers, bonds and common commingled trust funds totaling $(7.9) million, $16.8 million and $269.6 million as of December 31, 2002 and $(3.6) million, $25.5 million and $184.3 million as of December 31, 2001, respectively.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies' applicable rate schedules. The aggregate average yield of the Contracts for the year ended December 31, 2002 and 2001 was 5.2 percent and 5.4 percent, respectively. The aggregate interest rate for the Contracts as of December 31, 2002 and 2001 was 5.2 percent and 5.3 percent, respectively. The fair value of the Contracts exceeded the contract value by approximately $13.3 million and $8.9 million as of December 31, 2002 and 2001, respectively.

WEYERHAEUSER COMPANY HOURLY 401(k) PLAN - NUMBER TWO

G. Interest in the Master Trust

At December 31, 2002 and 2001, the Plan's interest in the net assets of the Master Trust was approximately 2 percent and 2 percent, respectively. The following table presents the values of investments held by the Master Trust as of December 31, 2002 and 2001 and the investment (loss) income for the year ended December 31, 2002:

Dollar amounts in thousands	2002	2001
Investments:		
Investments in shares of registered investment company funds and company stock at fair value		
Weyerhaeuser Company Common Stock Fund including cash equivalents of $3,865and $2,302, respectively	$ 503,300	$ 563,800
Vanguard 500 Index Fund	498,153	649,630
Vanguard Extended Market Index Fund	101,254	120,783
Vanguard Total International Stock Index Fund	18,762	20,716
Vanguard Wellesley Income Fund	215,502	202,160
Vanguard Prime Money Market Fund	18,734	-
Vanguard Total Bond Fund	35,652	-
Investments in Weyerhaeuser Stable Value Fund at contract value		
Traditional guaranteed investment contracts	153,894	183,149
Synthetic guaranteed investment contracts	278,448	206,162
Vanguard Prime Money Market Fund	16,416	59,438
Pending trades and other	50	(1,354)
Participant loans	1,000	1,817
Total investments	$ 1,841,165	$ 2,006,301

	2002
Investment (Loss) Income :	
Net (depreciation) appreciation in fair value of investments	
Weyerhaeuser Company Common Stock Fund	$ (35,859)
Vanguard 500 Index Fund	(157,433)
Vanguard Extended Market Index Fund	(24,186)
Vanguard Total International Stock Index Fund	(3,745)
Vanguard Wellesley Income Fund	(607)
Vanguard Total Bond Fund	601
Dividend income	36,240
Interest income	24,094
Net investment loss	$ (160,895)